2831 St. Rose Parkway

Suite # 297

Henderson, NV 89052

561-926-3083

www.maptelligent.com

Kevin Dougherty

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Maptelligent, Inc.
Offering Statement on Form 1-A
Submitted March 5, 2021
File No. 024-11435

March 10, 2021

Ladies and Gentlemen:

Maptelligent, Inc. (Applicant), hereby applies for the Commission’s consent to withdraw its Form 1A Offering Statement dated March 5, 2021, file number 024-11477.

The Offering Statement was submitted as a Form 1-A instead of as an Amended Form 1-A/A to a previous filing that was originally filed on February 2, 2021. The correct Offering Statement will be resubmitted as an Amended Form 1-A/A using file number 024-11435.

We trust the foregoing is in order.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (561) 926-3083 or Andrew Coldicutt of the Law Office of Andrew Coldicutt at (619) 228-4970. Thank you for your attention to this matter.

Maptelligent, Inc.

/s/ Joe Cosio-Barron
Name:	Joe Cosio-Barron
Title:	Chief Executive Officer, Director